Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

Fraser Papers Announces Creation of Acadian Timber Income Fund

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (December 19, 2005) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) announced today that Acadian Timber Income Fund ("Acadian" or the "Fund") has filed a preliminary prospectus with securities regulatory authorities in each of the provinces and territories of Canada relating to an initial public offering of Fund units. The proceeds of the offering will be used to acquire approximately 765,000 acres of freehold timberlands and related assets in New Brunswick from Fraser Papers and a controlling interest in an affiliate of Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX:BAM) which owns approximately 311,000 acres of freehold timberlands in Maine.

The amount of cash and/or units to be paid to Fraser Papers will be determined at the time of the Acadian initial public offering, which is expected to occur during the first quarter of 2006. On completion of the initial issuance of Fund units, Fraser Papers will receive a combination of cash and securities, which are exchangeable for Fund units. Fraser Papers' retained interest is expected to be in a range of 22% to 23% of the outstanding Fund units on a fully-diluted basis.

Upon closing of the public offering of units by Acadian, Fraser Papers and Acadian will enter into a fibre supply agreement and land services agreement. The fibre supply agreement will be for a term of 20 years, with an option to extend the term a further 5 years, and will provide Fraser Papers with substantially the same volumes of fibre that Fraser Papers historically received from its freehold timberlands for consumption at its various sawmill and pulp and paper mill operations.

"We are pleased to announce the launch of the Acadian Timber Income Fund," said Dominic Gammiero, President and CEO of Fraser Papers. "This transaction will allow Fraser Papers to surface the value of our Canadian timberland assets for shareholders and monetize a significant portion of our land holdings while maintaining our overall fibre supply. We believe that Fraser Papers' shareholders will benefit from our ongoing interest in Acadian in the future as Acadian executes its strategies to grow its land base and increase distributions on a per unit basis. This transaction, in combination with the sale of Fraser Papers' timberlands in Maine in the second quarter of 2005, completes our stated strategy of surfacing value from our timberland asset base."

dlw 1/17

Brookfield is Fraser Papers' largest shareholder and, as at December 1, 2005, owned approximately 45% of Fraser Papers' outstanding common shares. Following the initial public offering of Acadian, Brookfield will own a significant retained interest in Acadian and will provide asset management services to the Fund.

A preliminary prospectus relating to the Fund units has been filed by the Fund with securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. This news release does not constitute an offer to sell or the solicitation of an offer to buy these securities. In addition, the Fund units have not been registered under the United States Securities Act of 1933, or any state securities laws, and may not be offered or sold in the United States.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Rule 12g3-2(b)
Exemption No. 82-34837

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, ON
M5J 2T3

2. **Date of Material Change**

December 19, 2005

3. **News Release**

On December 19, 2005, Fraser Papers Inc. issued a news release through CCN Matthews. A copy of this news release is attached as Schedule "A".

4. **Summary of Material Change**

Fraser Papers Inc. announced that Acadian Timber Income Fund ("Acadian" or the "Fund") has filed a preliminary prospectus with securities regulatory authorities in each of the provinces and territories of Canada relating to an initial public offering of Fund units. The proceeds of the offering will be used to acquire approximately 765,000 acres of freehold timberlands and related assets in New Brunswick from Fraser Papers Inc. ("Fraser Papers") and a controlling interest in an affiliate of Brookfield Asset Management Inc. which owns approximately 311,000 acres of freehold timberlands in Maine.

5. **Full Description of Material Change**

Fraser Papers Inc. announced that Acadian Timber Income Fund has filed a preliminary prospectus with securities regulatory authorities in each of the provinces and territories of Canada relating to an initial public offering of Fund units. The proceeds of the offering will be used to acquire approximately 765,000 acres of freehold timberlands and related assets in New Brunswick from Fraser Papers and a controlling interest in an affiliate of Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX:BAM) which owns approximately 311,000 acres of freehold timberlands in Maine.

The aggregate value of the consideration to be paid to Fraser Papers will be determined at the time of the pricing of Acadian's initial public offering, which is expected to occur during the first quarter of 2006. On completion of the initial issuance of Fund units, Fraser Papers will receive a combination of cash and securities, which are exchangeable for Fund units. Fraser Papers' retained interest is expected to be in a range of 22% to 23% of the outstanding Fund units on a fully-diluted basis.

Upon closing of the public offering of units by Acadian, Fraser Papers and Acadian will enter into a fibre supply agreement and land services agreement. The fibre supply agreement will be for a term of 20 years, with an option to extend the term a further 5 years, and will provide Fraser Papers with substantially the same volumes of fibre that Fraser Papers historically received from its freehold timberlands for consumption at its various sawmill and pulp and paper mill operations.

More detailed information is contained in the preliminary prospectus, a copy of which may be obtained through www.sedar.com

A copy of the news release announcing this material change is attached as Schedule "A".

6. Reliance on Subsection 7.1(1) or (3) of National Instrument 51-102

not applicable

7. Omitted Information

not applicable

8. Executive Officer

Glen McMillan
Senior Vice President and Chief Administrative Officer
(416) 359-8605

9. Date of Report

December 21, 2005

SCHEDULE "A" – PRESS RELEASE

NEWS RELEASE

FraserPapers

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

Fraser Papers Announces Creation of Acadian Timber Income Fund

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (December 19, 2005) – Fraser Papers Inc. ("Fraser Papers") (TSX:FPS) announced today that Acadian Timber Income Fund ("Acadian" or the "Fund") has filed a preliminary prospectus with securities regulatory authorities in each of the provinces and territories of Canada relating to an initial public offering of Fund units. The proceeds of the offering will be used to acquire approximately 765,000 acres of freehold timberlands and related assets in New Brunswick from Fraser Papers and a controlling interest in an affiliate of Brookfield Asset Management Inc. ("Brookfield") (NYSE/TSX:BAM) which owns approximately 311,000 acres of freehold timberlands in Maine.

The amount of cash and/or units to be paid to Fraser Papers will be determined at the time of the Acadian initial public offering, which is expected to occur during the first quarter of 2006. On completion of the initial issuance of Fund units, Fraser Papers will receive a combination of cash and securities, which are exchangeable for Fund units. Fraser Papers' retained interest is expected to be in a range of 22% to 23% of the outstanding Fund units on a fully-diluted basis.

Upon closing of the public offering of units by Acadian, Fraser Papers and Acadian will enter into a fibre supply agreement and land services agreement. The fibre supply agreement will be for a term of 20 years, with an option to extend the term a further 5 years, and will provide Fraser Papers with substantially the same volumes of fibre that Fraser Papers historically received from its freehold timberlands for consumption at its various sawmill and pulp and paper mill operations.

"We are pleased to announce the launch of the Acadian Timber Income Fund," said Dominic Gammiero, President and CEO of Fraser Papers. "This transaction will allow Fraser Papers to surface the value of our Canadian timberland assets for shareholders and monetize a significant portion of our land holdings while maintaining our overall fibre supply. We believe that Fraser Papers' shareholders will benefit from our ongoing interest in Acadian in the future as Acadian executes its strategies to grow its land base and increase distributions on a per unit basis. This transaction, in combination with the sale of Fraser Papers' timberlands in Maine in the second quarter of 2005, completes our stated strategy of surfacing value from our timberland asset base."

Brookfield is Fraser Papers' largest shareholder and, as at December 1, 2005, owned approximately 45% of Fraser Papers' outstanding common shares. Following the initial public offering of Acadian, Brookfield will own a significant retained interest in Acadian and will provide asset management services to the Fund.

A preliminary prospectus relating to the Fund units has been filed by the Fund with securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. This news release does not constitute an offer to sell or the solicitation of an offer to buy these securities. In addition, the Fund units have not been registered under the United States Securities Act of 1933, or any state securities laws, and may not be offered or sold in the United States.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.